Exhibit 99.1

Lithium Americas Announces Intention to Separate into Two Leading Lithium Companies

November 3, 2022 – Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce that, after months of review by the Company, along with its advisors and the Board of Directors, it intends to advance a reorganization that will result in the separation of its North American and Argentine business units into two independent public companies (the “Separation”). The Separation will establish two separate companies that include:

  An Argentina focused lithium company (“Lithium International”) owning Lithium Americas’ current interest in its Argentine lithium assets, including the near-production Caucharí-Olaroz lithium brine project in Jujuy, Argentina (“Caucharí-Olaroz”); and

  A North America focused lithium company (“Lithium Americas (NewCo)”) owning the Thacker Pass lithium project in Humboldt County, Nevada (“Thacker Pass”) and the Company’s North American investments.

“Following a comprehensive review of the merits of separating Lithium Americas into two public entities, we have reinforced our beliefs that separating the North American and Argentine businesses will facilitate unlocking the full potential of their significant asset base to deliver maximum value to our shareholders and other stakeholders,” said Jonathan Evans, President and CEO. “Upon completion of the Separation, Lithium Americas shareholders will retain ownership in two leading lithium businesses - one of the largest known lithium developments in North America, which is central to the U.S. domestic supply chain, and a near-term producing portfolio with significant growth from two high-quality projects in Argentina.”

TWO INDEPENDENT COMPANIES WITH INDUSTRY-LEADING LITHIUM ASSETS

Upon completion of the Separation, Lithium International will continue to hold the Company’s 44.8% interest in Caucharí-Olaroz and 100% interest in the Pastos Grandes lithium brine project in Salta, Argentina (“Pastos Grandes”). It will also hold the Company’s approximately 17% investment in Arena Minerals Inc. (TSX-V: AN) (“Arena Minerals”).

Meanwhile, Lithium Americas (NewCo) will hold the Company’s 100% interest in Thacker Pass, one of the most advanced lithium projects currently known to be under development in the U.S., as well as the Company’s investments in Green Technology Metals Limited (ASX: GT1) and Ascend Elements, Inc.

BENEFITS OF SEPARATION

The Company has two distinct industry-leading business units in its current portfolio, each of which has assets with significant value to be unlocked. Through a separation of the North American and Argentine focused business units, each are expected to benefit from strategic focus and enhanced operating flexibility to drive long-term growth and value.

Lithium Americas (NewCo) shareholders will benefit from the value created by financing and developing one of the largest lithium resources in the U.S. The Company is moving Thacker Pass towards production and has received all federal and state permits needed to commence construction, with a ruling on the Record of Decision appeal expected in early 2023. On July 20, 2022, the Company celebrated the inauguration of its Lithium Technical Development Center in Reno, Nevada (“LiTDC”), which was developed to demonstrate the processing of Thacker Pass ore. The LiTDC achieved battery-quality specifications with product samples being produced for potential customers and partners. Thacker Pass is aligned with the U.S. national agenda to enhance domestic supply of critical minerals and has the potential to be a leading near-term source of lithium for the North American battery supply chain.

Lithium International will be focused on ramping up Caucharí-Olaroz to bring Stage 1 operations of 40,000 tonnes per annum lithium carbonate to production in the first half of 2023. Once at full capacity, Caucharí-Olaroz will be the largest known new battery-quality lithium carbonate brine operation to come into production in over 20 years. Lithium International will also be focused on further maximizing shareholder value within its Argentinian portfolio from a Stage 2 expansion at Caucharí-Olaroz and advancing regional growth opportunities through Pastos Grandes and the Company’s collaboration with Arena Minerals.

SEPARATION PROCESS

It is anticipated that the Separation will be completed by way of Plan of Arrangement under the laws of British Columbia, with each shareholder of the Company retaining their proportionate interest in shares of the Company, which would become Lithium International, and receiving newly issued shares of Lithium Americas (NewCo) in proportion to their then-current ownership of the Company.

The Company is preparing to file an application to the Canada Revenue Agency (“CRA”) to confirm the Separation by way of a spin-off of Lithium Americas (NewCo) will occur on a tax-deferred basis for the purposes of the Income Tax Act (Canada). The Company also intends for the Separation to occur on a tax-deferred basis for shareholders resident in the U.S. for U.S. federal income tax purposes. The execution plan currently provides for completion of the Separation by the end of 2023.

Lithium Americas (NewCo) and Lithium International are expected to build on the teams already in place in North America and Argentina. Jonathan Evans intends to remain the President and CEO of Lithium Americas (NewCo).

An execution plan will be released as the details of the Separation are finalized, including the formal naming of the two separated companies, allocation of the assets, liabilities and capital structures, listing information, governance structures, as well as their respective Boards of Directors and senior management teams.

The Separation will be subject to customary conditions and approvals, including completion of an Arrangement Agreement and Plan of Arrangement, receipt of the CRA ruling, the receipt of all required third party, court, tax stock exchange and regulatory approvals and the final approval of each the Company’s Board of Directors and shareholders at a meeting expected to be held to consider the Separation transaction.

BMO Capital Markets is serving as the financial advisor and McCarthy Tétrault LLP, Cassels Brock & Blackwell LLP, and Weil, Gotshal & Manges LLP are serving as the legal counsel to the Company through the Separation process.

Until the Separation is complete, Lithium Americas will continue to operate as a single company.

About Lithium Americas

Lithium Americas is focused on advancing lithium projects in Argentina and the United States to production. In Argentina, Caucharí-Olaroz is advancing towards first production and Pastos Grandes represents regional growth. In the United States, Thacker Pass has received its Record of Decision and is advancing towards construction. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Investor Relations
Telephone: +1-778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements in this release constitute “forward-looking statements” within the meaning of applicable United States securities legislation and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events, performance or achievements of the proposed Separation and of the Company (Lithium Americas (NewCo)’s /Lithium International’s), its projects, or industry results, to be materially different from any future results, events, performance or achievements expressed or implied by such forward-looking statements. Such statements can be identified by the use of words such as “may”, “would”, “could”, “will”, “intend”, “expect”, “believe”, “plan”, “anticipate”, “estimate”, “scheduled”, “forecast”, “predict” and other similar terminology, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. These statements reflect the Company’s current expectations regarding future events, financial or operating performance and results, and speak only as of the date of this release. Such statements include without limitation, statements with respect to the proposed Separation, the expected timetable for completing the Separation (including timing of the CRA application), the ability of the Company to complete the Separation on the terms described herein, or at all, the receipt of Board of Directors, shareholder and required third party, court, tax, stock exchange and regulatory approvals required for the Separation (including obtaining a CRA advance income tax ruling in respect thereof), the expected holdings and assets of the entities resulting from the Separation, the expected benefits of the Separation for each business and to the Company’s shareholders and other stakeholders, the strategic advantages, future opportunities and focus of each business, expectations regarding the status of development of the Company’s projects, the expected potential benefits of the Thacker Pass project for creation of a battery supply chain in the United States, the expected timing for a decision by the court concerning the appeal of the ROD, and expectations regarding the process of building the teams of Lithium Americas (NewCo) and Lithium International and regarding the intentions of Jonathan Evans to remain as the CEO of Lithium Americas (NewCo).

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance, events or results and will not necessarily be accurate indicators of whether or not such events or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to, uncertainties with obtaining required approvals, rulings, court orders and consents, or satisfying other requirements, necessary or desirable to permit or facilitate completion of the Separation (including CRA, regulatory and shareholder approvals); future factors or events that may arise making it inadvisable to proceed with, or advisable to delay or alter the structure of the Separation; the performance, the operations and financial condition of Lithium Americas (NewCo) and Lithium International as separately traded public companies, including the reduced geographical and property portfolio diversification resulting from the Separation; the impact of the Separation on the trading prices for, and market for trading in, the shares of the Company, Lithium Americas (NewCo) and Lithium International (collectively the “Entities” and individually, an “Entity”); the potential for significant tax liability for a violation of the tax-deferred spinoff rules applicable in Canada and the United States; uncertainties with realizing the potential benefits of the Separation; risks associated with mining project development, achieving anticipated milestones and budgets as planned, and meeting expected timelines; risks inherent in litigation that could result in additional unanticipated delays or rulings that are adverse for an Entity or its projects; maintaining local community support in the regions where an Entity’s projects are located; changing social perceptions and their impact on project development and litigation; ongoing global supply chain disruptions and their impact on developing an Entity’s projects; availability of personnel, supplies and equipment; the impact of inflation or changing economic conditions on an Entity, its projects and their feasibility; any impacts of COVID-19 or an escalation thereof on the business of an Entity; unanticipated changes in market price for an Entity’s shares; changes to an Entity’s current and future business plans and the strategic alternatives available to the Entity; industry and stock market conditions generally; demand, supply and pricing for lithium; and general economic and political conditions in Canada, the United States, Argentina and other jurisdictions where an Entity conducts business. Additional information about certain of these assumptions and risks and uncertainties is contained in the Company’s filings with securities regulators, including the Company’s most recent annual information form and most recent management’s discussion and analysis for the Company’s most recently completed financial year and interim financial period, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Although the forward-looking statements contained in this release are based upon what management of the Company believes are reasonable assumptions as of the date hereof, there can be no assurance that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this release.